EXHIBIT 99.1

B2Gold Receives Approval from the State of Mali to Commence Underground Mining at Fekola, and a Defined Path Forward for the Fekola Regional Exploitation Permit

VANCOUVER, British Columbia, July 30, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the receipt of approval from the State of Mali to begin underground operations, including stope ore production, at the Fekola Mine in Mali (“Underground Mining Approval”), a key production growth driver for the Fekola Complex.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area (formerly the three separate Bantako, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto) and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers from the Fekola Mine.

During the week of July 21, 2025, B2Gold senior executives completed productive and collaborative meetings with key representatives of the State of Mali, including the Prime Minister, the Minister of Finance, the Minister of Mines, and advisors to the Malian Government. Both the Company and the State of Mali remain committed to the agreement related to the ongoing operation and governance of the Fekola Complex that was entered into in September 2024.

After completion of the meetings, on July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of Underground Mining Approval. This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. Subsequent to receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground, and Fekola underground ore that was stockpiled during the underground exploration development stage is currently being processed through the Fekola mill.

Fekola underground remains an important component of the near-term production profile of the Fekola Complex. In 2025, the Company anticipates Fekola underground to contribute between 25,000 to 35,000 ounces of gold production, ramping up significantly in 2026 and subsequent years.

During the meetings completed in Mali last week, the Company and the State of Mali also discussed the importance of Fekola Regional to both the near and long-term future of the Fekola Complex. The development of Fekola Regional has the potential to enhance the Fekola Complex production profile and extend the mine life. Fekola Regional is anticipated to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029, with a mine life expected to extend well into the 2030’s. The Company and the State of Mali have committed to work together to finalize the approval of the Fekola Regional exploitation permit in the near term, now expected prior to the end of the third quarter of 2025. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Upon issuance of the exploitation permits for Fekola Regional, mining pre-stripping activities will begin for a period of three months, followed by initial gold production expected to commence in late 2025.

B2Gold reiterates its 2025 gold production guidance for the Fekola Complex of 515,000 to 550,000 ounces.

About B2Gold Corp.

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries. B2Gold forecasts gold production of between 970,000 and 1,075,000 ounces in 2025.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold, please visit the Company’s website at www.b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 28, 2025, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: Fekola underground gold production of 25,000 to 35,000 ounces in 2025; Fekola underground production to increase significantly in 2026 and subsequent years; Fekola Regional to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029, with a mine life expected to extend well into the 2030’s; receipt of the Fekola Regional exploitation permit in Q3 2025; Fekola Complex gold production of 515,000 to 550,000 ounces in 2025; and total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Canada, and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation;; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Contact:
Michael McDonald
VP, IR, Corporate Development, & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
cdegeer@b2gold.com